UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated October 24, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 24, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Acceptance of director and alternate director’s resignations

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in order to inform you that today the Company has received resignations from Mr. Ignacio José María Saénz Valiente and Mr. Nicolás Sergio Novoa to their positions as Director and Alternate Director of Telecom Argentina, respectively, and with deferred effect as of January 1, 2020.

Mr. Saénz Valiente and Mr. Novoa were appointed by the Ordinary General Shareholders’ Meeting held on January 31, 2018 and were proposed by the Class “D” shares to their respective positions.

Taking into account that the resignations received are due to personal reasons, are not malicious and do not affect its normal functioning, the Board of Directors of Telecom Argentina in its meeting held today has accepted the resignations submitted by Mr. Saénz Valiente and Mr. Novoa with effect as from January 1, 2020.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 24, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations